UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934
(Amendment No. 3)*

Taomee Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00002 per share**

(Title of Class of Securities)

87600Y106***

(CUSIP Number)

Benson Haibing Wang c/o Taomee Holdings Limited 16/F, Building No. A-2, No. 1528 Gumei Road Xuhui District Shanghai 200233 People’s Republic of China +86 21 3367 4012	Roc Yunpeng Cheng c/o Taomee Holdings Limited 16/F, Building No. A-2, No. 1528 Gumei Road Xuhui District Shanghai 200233 People’s Republic of China +86 21 3367 4012
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but only in connection with the registration of American Depositary Shares each representing 20 ordinary shares.

*** This CUSIP applies to the American Depositary Shares, each representing 20 ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Benson Haibing Wang
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Joy Union Holdings Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Roc Yunpeng Cheng
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

1.	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Charming China Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

Introductory Note

This amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is filed jointly by Mr. Benson Haibing Wang (“Mr. Wang”), Joy Union Holdings Limited (“Joy Union” and together with Mr. Wang, the “Founder A Parties”), Roc Yunpeng Cheng (“Mr. Cheng”) and Charming China Limited (“Charming China” and together with Mr. Cheng, the “Founder B Parties”, and together with the Founder A Parties, the “Reporting Persons”).

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed jointly with the Securities and Exchange Commission (“SEC”) on June 5, 2015 (the “Original Schedule 13D”) by the Founder A Parties and the Founder B Parties with respect to ordinary shares, US$0.00002 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs,” each ADS representing 20 Ordinary Shares), of Taomee Holdings Limited (the “Company” or the “Issuer”), as amended by Amendment No. 1 filed with the SEC on December 21, 2015 (the “Amendment No. 1”) and Amendment No. 2 filed with the SEC on January 8, 2016 (the “Amendment No. 2”) (as so amended, the “Schedule 13D”).  All capitalized terms used in this Amendment No. 3 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, the Amendment No. 1 and the Amendment No. 2.

Item 4.    Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 15, 2016, at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at the Company’s office at 16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai, China. At the extraordinary general meeting, the shareholders of the Company voted in favor of the proposal to authorize and approve the Merger Agreement, the plan of merger substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger.

On June 22, 2016 (Cayman Islands time), the Company and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on June 22, 2016. As a result of the Merger, the Company became wholly owned by Parent.

At the effective time of the Merger (the “Effective Time”), (a) each outstanding Ordinary Share, other than (i) Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by the Rollover Shareholders (such Ordinary Shares collectively, the “Rollover Shares”), (ii) Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by the Company or held by the Company as treasury shares or held by J.P. Morgan Chase Bank, N.A., the Company’s depositary (the “ADS depositary”) that are reserved (but not yet allocated) by the Company for settlement upon exercise of any Company equity awards, (Ordinary Shares described under (i) through (ii) above are collectively referred to herein as the “Excluded Shares”), and (iii) Ordinary Shares represented by ADSs, has been cancelled in exchange for the right to receive US$0.1884 in cash without interest, and (b) each issued and outstanding ADS together with the Ordinary Shares underlying such ADS (other than any ADS representing Excluded Shares) has been cancelled in exchange for the right to receive US$3.767 in cash per ADS without interest (less US$0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of June 8, 2011, by and among the Company, the ADS depositary and the holders from time to time of ADSs issued thereunder), in each case, net of any applicable withholding taxes described in the Merger Agreement. Each Rollover Shares has been cancelled for no consideration. The Company did not receive any notice of objection from any shareholder prior to vote to approve the Merger, which is required for exercising any dissenting rights.

As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (“NYSE”), and the Company will cease to be a publicly traded Company. The NYSE has filed an application on Form 25 with the SEC to remove the ADSs from listing on NYSE and withdraw registration of the ADSs and the Ordinary Shares underlying the ADSs under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b)  As a result of the Merger, all Ordinary Shares beneficially owned by the Reporting Persons prior to the Effective Time were cancelled and the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c) Except as set forth in Item 4 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Amendment No. 3.

(d) Not Applicable.

(e) June 22, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2016

Benson Haibing Wang

/s/ Benson Haibing Wang

JOY UNION HOLDINGS LIMITED

By:	/s/ Benson Haibing Wang
Name:	Benson Haibing Wang
Title:	Director

Roc Yunpeng Cheng

/s/ Roc Yunpeng Cheng

Charming China Limited

By:	/s/ Roc Yunpeng Cheng
Name:	Roc Yunpeng Cheng
Title:	Director